UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Schedule 13D



Alpha Nutraceuticals, Inc.

(Name of Issuer)


Common Stock, No Par Value

(Title of Class of Securities)



02076R 10 5

(CUSIP Number)



Kurt W. Donsbach
1229 Third Avenue
Chula Vista, CA 91911
(619) 427-3077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



January 1, 2004

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on

Schedule 13G to

report the acquisition which is the subject of this Schedule

13D, and is

filing this schedule because of ss 240.13d-1(e),  240.13d-1(f)

or

240.13d-1(g), check the following box [  ].


CUSIP NO.:  34460E 10 1



13D

Page 1 of 5 Pages

(1)

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


Kurt W. Donsbach and Marilyn Donsbach,  husband and wife

(2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [   ]
(See Instructions)
82:
(b) [   ]

(3)

SEC USE ONLY


(4)

SOURCE OF FUNDS (See Instructions)

PF, OO

(5)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT

TO ITEMS 2(d) or 2(e)
103:
[    ]

(6)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(7)

SOLE VOTING POWER

2,100,000

(8)

SHARED VOTING POWER


(9)

SOLE DISPOSITIVE POWER

2,100,000

(10)

SHARED DISPOSITIVE POWER



(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,100,000

(12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES (See Instructions)
146:
[    ]


(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.0%

(14)

TYPE OF REPORTING PERSON (See Instructions)

IN






Item 1.  Security and Issuer

          This Statement on Schedule 13D (this "Statement")

relates to the common stock, no par value per share, of Alpha

Nutraceuticals Inc., a California corporation ("Alpha

Nutraceuticals"). The principal executive offices of Alpha

Nutraceuticals are located at 1229 Third Avenue, Chula Vista, CA

91911.


Item 2.  Identity and Background.


       (a)  This Statement is being filed by Kurt W. Donsbach

and Marilyn Donsbach, husband and wife, who hold shares as joint tenants.

       (b)  The business address of Dr. and Mrs. Donsbach is

1229 Third Avenue, Chula Vista, CA 91911.

       (c) Dr. Donsbach was the co-founder of Let's Talk Health,

Inc., a predecessor of Alpha Nutraceuticals, and he is presently a consultant to Alpha Nutraceuticals, a seller of nutritional supplements and related products.  Its address is 1229 Third

Avenue, Chula Vista, CA 91911.

       (d)-(e) During the last five years, neither Dr. Donsbach

nor Mrs. Donsbach has been convicted in a criminal proceeding

(excluding traffic violations and similar misdemeanors), nor has either been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


       (f) Dr. Donsbach and Mrs. Donsbach  are citizens of the

United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.


          	As more fully described below, pursuant to the

terms of an Asset Acquisition Agreement (as defined below), Dr.

and Mrs. Donsbach acquired 2,100,000 shares of Alpha

Nutraceuticals, Inc. Common Stock. Dr. and Mrs. Donsbach

acquired such stock as a result of their 70% ownership of Let's

Talk Health, Inc., a privately held California Corporation

("LTH"), which was acquired by Alpha Nutraceuticals, Inc. The source of funds used by Dr. and Mrs. Donsbach to acquire their stock in LTH was personal funds.


Item 4.  Purpose of the Transaction.


          (a)-(j) On January 1, 2004, Sierra-Rockies Corporation

(the Registrant) (since renamed Alpha Nutraceuticals, Inc.) and

LTH, a company 70% owned by Dr. and Mrs. Donsbach, entered into an Asset Acquisition Agreement (the "Asset Agreement"), a copy of which is Exhibit 1 hereto and is incorporated herein by

reference. All references herein are qualified in their entirety by reference to the Asset Agreement. The Asset Agreement

provides, among other things, for the sale of LTH assets to the

Registrant in exchange for 3,000,000 shares of the Registrant's

Common Stock, which stock was to be distributed pro rata to the shareholders of LTH. Because Dr. and Mrs. Donsbach held 70% of the outstanding shares in LTH they were to receive 70% of the

3,000,000 shares in the Registrant issued as consideration for the LTH assets. Thus, on February 20, 2004, Dr. and Mrs.

Donsbach were issued 2,100,000 shares of Alpha Nutraceuticals,

Inc. common stock.


           The previous sole officer and director of the

Registrant resigned at the time the Asset Agreement was executed on January 1, 2004. At that same time Louis J. Paulsen became a director and the new President of the corporation, James L.

Cartmill became a director and Secretary of the corporation, and

Robert J. Bliss, Howard A. Gutzmer, and Colin J. Kelly all

became directors of the corporation. Dr. Donsbach became a

consultant to the corporation.


          The foregoing summary of the Asset Agreement does not

purport to be complete and is qualified in its entirety by

reference to the text of such Asset Agreement which is Exhibit 1 hereto.


	On January 8, 2004 the Registrant filed an amendment to its

articles of incorporation with the Secretary of State of

California changing its name to Alpha Nutraceuticals, Inc., a name which better reflects its nutritional supplement business.

The Amendment is attached hereto as Exhibit 2.


          Except as set forth above or in other Items of this

Statement (which Items are incorporated hereby by reference) or the Asset Agreement, Dr. and Mrs. Donsbach do not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j)

of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer


          (a) - (b) Dr. Kurt W. Donsbach and Mrs. Marilyn

Donsbach may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, 2,100,000 shares of Alpha Nutraceuticals Common Stock. Accordingly, Dr. and Mrs.

Donsbach might be deemed to beneficially own approximately 52.0%

of the outstanding shares of Alpha Nutraceuticals Common Stock based upon the 4,037,027 shares of Alpha Nutraceuticals Common

Stock outstanding on February 23, 2004.


          (c) Dr. and Mrs. Donsbach have not effected any

transaction in Alpha Nutraceuticals Common Stock during the past

60 days, except for their acquisition of 2,100,000 shares of

Alpha Nutraceuticals Common Stock pursuant to the Asset

Agreement described at Item 3.


          (d) Dr. and Mrs. Donsbach have the right to receive or

the power to direct the receipt of dividends from, or the

proceeds from the sale of, the 2,100,000 shares of Alpha

Nutraceuticals Common Stock beneficially owned by them. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of

the Issuer


      Dr. and Mrs. Donsbach do not have any contracts,

arrangements, understandings or relationships (legal or

otherwise) with any person with respect to any securities of

Alpha Nutraceuticals, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures,

loan or option arrangements, puts or calls, guarantees of

profits, division of profits or loss, or the giving or

withholding of proxies.


Item 7.  Material to be filed as Exhibits.


         Exhibit 1 --    Acquisition Agreement, dated as of

January 1, 2004, by and between Sierra-Rockies Corporation, a

California corporation, and Let's Talk Health, Inc., a

California corporation.


         Exhibit 2 -- 	 Amendment to the Articles of

Incorporation, dated January 5, 2004, changing the name of the corporation from Sierra-Rockies Corporation to Alpha

Nutraceuticals, Inc.




SIGNATURE


          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:  February 24, 2004





    /s/ Kurt W. Donsbach	    /s/  Marilyn Donsbach



 Name:  Kurt W. Donsbach 	  Name:  Marilyn Donsbach